UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 30, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____.)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By: /s/ Stuart MacKenzie

Name: Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: July 30, 2008

Q2 2008 Production Report

LGL
PEOPLE | RESULTS | GROWTH

July 30, 2008



Process Plant at Bonikro, Ivory Coast

Forward looking statements

LGL
PEOPLE | RESULTS | GROWTH

This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited ("LGL"), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption "Risk Factors" in LGL's most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission ("SEC").

Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL's wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved.

The foregoing material is a presentation of general background information about LGL's activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means "generally accepted accounting principles") measures, such as "cash costs". Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL's mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL's measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.

This presentation is to be read in accordance with and subject to LGL's most recently filed updated reserves and resources statement available from LGL's website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au.

Canadian investors – for further information in relation to the calculation of reserves and resources with respect to LGL's Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com).

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL's most recent Form 20-F, which may be secured from LGL, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Q2 2008 Highlights

LGL Group

- Merger with Equigold completed
- Q2 Group production 177,000 oz - H1 production 316,000 oz

Operations

Lihir Island:
- Gold production of 170,000 oz
- Further encouraging drill results between Lienetz and Kapit

Mt Rawdon:
- Gold production of 26,806 oz (5,088 oz attributable)

Kirkalocka:
- Gold production of 12,039 oz (1,716 oz attributable)

Ballarat:
- Record 1,373 metres of development completed in the quarter
- Transition to owner operator mining

Ivory Coast: *Bonikro:*
- Construction nearing completion
- Full plant commissioning in August

- Excellent drilling results from Hiré permit area

Group gold production



(Kozs)
596
651
701
+850*
Qtr 4
Qtr 3
Qtr 2
Qtr 1
172
193
130
101
226
127
113
184
168
157
182
193
177#
139
2005
2006
2007
2008

Includes contributions from Kirkalocka#, Mt Rawdon#*, Ballarat* and Bonikro(100%)**

Material movements



Lihir Island (Mt)
Qtr 4
Qtr 3
Qtr 2
Qtr 1
41.6
10.8
11.3
9.0
10.4
56.2
16.4
15.0
11.9
12.8
58.3
15.2
12.5
15.6
14.9
~58
12.0
13.5
2005
2006
2007
2008

Improved crushing performance



Lihir Island (kt)
600
450
300
150
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Record mill throughput



Lihir Island (Mt)
1.17
1.04
102
1.52
332
1.28
446
1.61
502
Flotation Feed (kt)
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08

Increased a/c throughput, lower grade



Lihir Island
1.2
0.97
1.3
0.96
1.3
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
A/C feed (mt)
5.45
5.91
4.8
5.38
4.8
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
A/C feed grade (g/t)

Revenue and expenses



Lihir Island (US$/oz)
664
677
794
928
900
276
138
250
187
155
335
258
175
361
215
251
462
306
177
417
Q2 07
Q3 07
Q4 07
Q1 08
Q208
Cash price realised
Cash margin
Costs deferred
Total Cash Costs

Million Ounce Plant Upgrade



- Ramp-up of personnel continuing
- Orders placed for oxygen plant and grinding mills
- Tenders for autoclave to be reviewed early in Q3
- Various engineering & design packages progressively awarded
- Construction to commence early next year

Lihir Island exploration success

LGL
PEOPLE | RESULTS | GROWTH


SIGNIFICANT INTERSECTIONS – Q2 2008
30m @ 4.8g/t Au
56m @ 2.29g/t Au
176m @ 3.08g/t Au
18m @ 2.11g/t Au
(Outside Resource)
68m @ 2.00g/t Au
20m @ 2.86g/t Au
34m @ 2.86g/t Au
40m @ 1.76g/t Au
(outside resource)
Kapit
14m @ 2.04g/t Au
32m @ 2.4g/t Au
(outside resource)
102m @ 3.93g/t Au
24m @ 1.74g/t Au
18m @ 4.1g/t Au
(outside resource)
Saddle

Ballarat development

- Record development of 1,373 metres in quarter
- Transition to owner operator mining completed
- Contractor engaged for decline waste development
- Focus on underground infrastructure for orebody definition and access
- Full ore body access targeted for mid next year





Ballarat significant assays

- Q2 intersections
- early Q3 intersections


South
North
Portal
NPE Vent Shaft
NWR Shaft
Golden Intake
Point Shaft
Prince Decline
7m @ 20.2 g/t
4m @ 14.2 g/t
9m @ 7.2 g/t
4m @ 14.6 g/t
5m @ 37.1 g/t
3m @ 21.3 g/t
5m @ 9.9 g/t
5m @ 10.0 g/t
5m @ 7.9 g/t
12m @ 14.5 g/t
5m @ 33.4 g/t
9m @ 16.2 g/t
6m @ 14.3 g/t
3m @ 17.4 g/t
5m @ 20.9 g/t
Ventilation infrastructure under construction

* Assays adjusted for true width

Equigold merger completed

PEOPLE | RESULTS | GROWTH

- Merger effective from 17 June 2008
- Integration planning and implementation underway
- Bonikro construction nearing completion
- Full plant commissioning in August





Ivory Coast exploration assets



YATELA 2.5Moz
SADIOLA
TABAKOTO
LOULO 4.0Moz
SABODALA
SIGUIRI 5Moz
MALI
N
TONGON
ESSAKAN 2.0Moz
TAPARKO 1.3Moz
Ouagadougou
POURA 1.5Moz
YOSGA 1.0Moz
GHANA
GUINEA
SIERRA LEONE
LIBERIA
COTE D'IVOIRE
TOGO
AHAFO 9Moz
AKYEM 7Moz
CHIRANO 2.3Moz
BONIKRO 1.3Moz
OBUASI 29.3Moz
TARKWA 31Moz
Abidjan
Accra
GULF OF GUINEA
Archaean
Granitoids
Birimian Greenstone belts
Major Mine / Deposit

- New exploration JV entered
- Now over 20,000 sq km of permits or applications
- Exploration program to be upgraded
  - Increased budget
  - Additional drilling rigs
- Full range of exploration opportunities:
  - Resource conversion
  - Resource definition
  - First pass sampling

Bonikro region – resource building



MALI
Syama
BURKINA FASO
Tehini West
Tehini East
GUINEA
IVORY COAST
Bassawa
8°N
Timbe
Kokoumbo
Hiré
Oume
BONIKRO
LIBERIA
Guitry
Sassandra
Abidjan
Afema
GHANA
NORTH ATLANTIC OCEAN
Granted tenure
Application

Oume Permit (Bonikro)

- Drilling at Bonikro Deeps
- Regional air core drilling at Dougbafla

Hiré Permit

- Extension drilling at Akisso So
- Infil drilling at Assonji So
- Resouces definition at Chappell

Timbe and Bassawa

- First pass regional drilling

Sassandra

- Soil sampling

Potential for significant resource upgrades

2008 Outlook

LGL
PEOPLE | RESULTS | GROWTH

LGL Group

- Total gold production +850 kozs

Operations

Lihir Island:	• Production guidance maintained at 700 – 770koz • Total cash costs less than $400/oz for 2008
Mt Rawdon:	• Production ~ 50koz
Kirkalocka:	• Production ~ 5koz
Ballarat:	• 40 - 50koz (commercial production by year end)
Bonikro:	• 50 - 60koz (commissioning to commence in August)

Exploration

- Ivory Coast exploration program to be upgraded
- Lihir Island resource definition drilling continues
- Ballarat resource conversion and stope definition drilling

Impressive growth profile



Indicative Gold Production (oz, 000)
596
651
701
+850
+1200
+1400
Bonikro
Mt Rawdon
Ballarat
Lihir
Island
2005
2006
2007
2008
2009
2011/12
MOPU Step Change

Stated production figures include Mt Rawdon & Kirkalocka contribution post merger completion on 17 June 2008.
Figures include 100% of Bonikro production, of which 85% is attributable to LGL

www.LGLgold.com

Competent Persons

For further information in relation to the calculation of reserves and resources at LGL's Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (http://www.sedar.com).

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves for the LGL group is based on information compiled by Roy Kidd who is a member of the Australian Institute of Geoscientists.

Roy Kidd is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Roy Kidd consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

The information in this report that relates to Ballarat Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr Charles Carnie. Mr Carnie is a full-time employee of LGL and is a member of the Australian Institute of Geoscientists. Mr Carnie has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Carnie consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.